
03024199

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4617 FISCAL YEAR 3-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/1/03

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

May 26, 2003

Financial Results For Fiscal Year 2002

The Sumitomo Trust and Banking Company, Limited announces its financial results for fiscal year 2002 ended March 31, 2003 and forecasts for full fiscal year 2003 ending March 31, 2004. The financial summary is stated as below.

Financial Results for Fiscal Year 2002 <under Japanese GAAP>

Years ended March 31	Millions of Yen 2003 (unaudited)	2002	% change	Millions of U.S.Dollars 2003
<Consolidated>				
Operating Income	**562,687**	715,867	(21.4)	4,683.2
Net Operating Income (Loss)	**(66,159)**	(56,764)	-	(550.6)
Net Income (Loss)	**(72,967)**	(42,480)	-	(607.3)
Total Assets	**15,779,764**	16,704,021	(5.5)	131,333.9
Total Stockholders' Equity	**627,830**	659,647	(4.8)	5,225.4
Per Share	Yen		change	U.S.Dollar
Net Income (Loss)	**(50.80)**	(29.88)	(20.92)	(0.42)
Stockholders' Equity	**361.45**	386.87	(25.42)	3.01
	%		change	
BIS Capital Adequacy Ratio	**10.48** (preliminary)	10.86	(0.38)	
Cash Flows	Millions of Yen			Millions of U.S.Dollars
Cash Flows from Operating Activities	**(1,401,338)**	(928,658)		(11,663.2)
Cash Flows from Investing Activities	**1,340,216**	1,331,933		11,154.5
Cash Flows from Financing Activities	**(118,838)**	13,457		(989.1)
Cash and Cash Equivalents at End of Year	**481,726**	664,515		4,009.4

Notes 1. U.S. dollar amounts are converted, for convenience only, at 120.15 Yen per dollar (Interbank rate in Tokyo at March 31, 2003).

2. Average number of shares during the fiscal year ended :
   March 31,2003: Common Stock 1,451,293,525 ; Preferred Stock 125,000,000
   March 31,2002: Common Stock 1,447,335,225 ; Preferred Stock 125,000,000
3. Number of issued shares as of :
   March 31,2003: Common Stock 1,458,210,364 ; Preferred Stock 125,000,000
   March 31,2002: Common Stock 1,446,617,011 ; Preferred Stock 125,000,000
4. Consolidation and Application of the Equity Method

(1)Consolidated Companies	20	Companies
(newly consolidated)	1	Company
(excluded)	1	Company
(2)Companies Accounted for under the Equity Method	5	Companies
(newly accounted for under the equity method)	1	Company
(excluded)	-	Company

Years ended March 31	Millions of Yen 2003 (unaudited)	2002	% change	Millions of U.S.Dollars 2003
<Non-consolidated>				
Operating Income	**546,764**	577,972	(5.4)	4,550.7
Net Operating Income (Loss)	**(68,390)**	(67,651)	-	(569.2)
Net Income (Loss)	**(56,565)**	(42,207)	-	(470.8)
Total Assets	**15,869,541**	16,778,313	(5.4)	132,081.1
Total Stockholders' Equity	**638,503**	651,997	(2.1)	5,314.2
Per Share	Yen		change	U.S.Dollar
Net Income (Loss)	**(39.50)**	(29.69)	(9.81)	(0.33)
Dividends [Common Stock]	**3.00**	5.00	(2.00)	0.02
Dividends [Preferred Stock]	**6.08**	6.08	-	0.05
Stockholders' Equity	**368.77**	381.58	(12.81)	3.07
	%		change	
Equity to Total Assets Ratio	**4.0**	3.9	0.1	

The Sumitomo Trust & Banking Co., Ltd.

May 26, 2003

Income Forecasts for Fiscal Year 2003

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	**570,000**
Net Operating Income	**75,000**
Net Income	**44,000**

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	**550,000**
Net Operating Income	**70,000**
Net Income	**42,000**
	Yen
Cash Dividend per Share	
Common Stock	**4.00**
Preferred Stock	**6.08**

For further information, please contact Koichi Onaka / Financial Management Department
at 03-3286-8354 by phone, or 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp

All amounts of yen are presented on a rounding down basis.
Attached are summarized translations of the brief financial statements *(Kessan Tanshin)* and explanatory material.

Consolidated Balance Sheet

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Assets:			
Cash and Due from Banks	**673,327**	835,193	(161,865)
Call Loans and Bills Bought	**47,596**	98,378	(50,781)
Commercial Paper and Other Debt Purchased	**98,668**	51,009	47,658
Trading Assets	**679,926**	515,827	164,099
Money Held in Trust	**-**	59,665	(59,665)
Investment Securities	**3,458,250**	5,069,838	(1,611,587)
Loans and Bills Discounted	**9,143,155**	8,922,465	220,690
Foreign Exchanges	**13,534**	7,656	5,877
Other Assets	**1,089,701**	629,475	460,225
Premises and Equipment	**116,026**	121,158	(5,131)
Deferred Tax Assets	**279,420**	250,365	29,055
Customers' Liabilities for Acceptances and Guarantees	**319,217**	364,550	(45,333)
Reserve for Possible Loan Losses	**(139,060)**	(221,562)	82,501
Total Assets	**15,779,764**	16,704,021	(924,256)
Liabilities:			
Deposits	**8,698,805**	8,171,802	527,003
Negotiable Certificates of Deposit	**1,558,646**	1,602,252	(43,605)
Call Money and Bills Sold	**268,700**	627,512	(358,812)
Payables under Repurchase Agreements	**928,932**	928,407	525
Collateral for Lending Securities	**386,870**	876,757	(489,887)
Trading Liabilities	**330,403**	203,045	127,358
Borrowed Money	**141,657**	131,149	10,508
Foreign Exchanges	**9,718**	4,809	4,908
Corporate Bonds	**306,100**	433,498	(127,398)
Convertible Bonds	**75**	6,000	(5,925)
Borrowed Money from Trust Accounts	**1,477,346**	2,074,447	(597,100)
Other Liabilities	**624,572**	518,386	106,186
Reserve for Employee Bonuses	**3,975**	4,752	(776)
Reserve for Employee Retirement Benefits	**2,279**	2,515	(235)
Reserve for Possible Losses on Loans Sold	**-**	250	(250)
Deferred Tax Liabilities	**178**	45	133
Deferred Tax Liabilities on Revaluation Reserve for Land	**3,702**	3,687	14
Consolidated Differences	**1,659**	2,212	(553)
Acceptances and Guarantees	**319,217**	364,550	(45,333)
Total Liabilities	**15,062,840**	15,956,082	(893,241)
Minority Interest:			
Minority Interest	**89,093**	88,290	803
Stockholders' Equity:			
Capital Stock	**287,015**	284,053	2,962
Capital Surplus	**240,435**	237,472	2,962
Retained Earnings	**114,190**	195,034	(80,844)
Revaluation Reserve for Land, Net of Tax	**5,604**	5,809	(204)
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	**(11,309)**	(57,022)	45,712
Foreign Currency Translation Adjustments, Net of Tax	**(3,741)**	(1,465)	(2,275)
Treasury Stock	**(4,363)**	(4,233)	(130)
Total Stockholders' Equity	**627,830**	659,647	(31,817)
Total Liabilities, Minority Interest and Stockholders' Equity	**15,779,764**	16,704,021	(924,256)

Notes to Consolidated Balance Sheet at the end of Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Trading Assets and Liabilities

Transactions for "TradingPurposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in Trading Assets and Trading Liabilities on a trade date basis.

Trading Account Securities and Monetary Claims are stated at market value of the balance sheet date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at balance sheet date.

3. Investment Securities

Held-to-Maturity Debt Securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-Sale Securities , for which market prices are available, are stated at fair value calculated by using the average market price during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in Stockholders' Equity.

4. Reserve for Possible Loan Losses

A reserve for possible loan losses of the parent company ("the Bank" hereafter) is provided as described below, pursuant to the internal rules for self-assessment of asset quality and internal rules for providing reserves for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation etc.) or virtually bankrupt, a reserve is provided based on the amount of claims, after direct deduction described below, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For claims to debtors who are likely to become bankrupt, a reserve is provided based on the necessary amount considering the overall solvency assessment, out of the amount of claims net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For claims to debtors with more than certain amount of the Bank's claim, who are likely to become bankrupt or to whom the Bank has Restructured Loans (see following note 9), and their future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate before relaxing to support and the present book value ofthe claims.

For other claims to debtors other than the above, a reserve is provided based on the respective historical loan loss ratio calculated by the actual defaults.

A reserve for loans to borrowers in specific foreign countries is provided based on the amount of expected losses due to the political and economic situation of those countries.

All claims are being assessed by the branch and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 157,499 millions of yen.

A reserve for possible loan losses of the consolidated subsidiaries is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim respectively.

5. Reserve for Employee Retirement Benefits

A reserve for employee retirement benefits is provided for the estimated employee pension benefit obligations less the fair value of the plan assets at the balance sheet date.

Prior service cost is amortized using the straight-line method over 10 years.

Net actuarial gains (losses) are amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is to be recognized as expense over mainly five years. One-tenth of such amount is stated as expense.

6. Hedge Accounting

In accordance with an interim measure provided by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24), the Bank adopts "Macro Hedge Accounting" as hedge accounting method, under which the Bank manages the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions. This is a risk management by "Risk Adjustment Approach" which is stated in "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15) and the deferred hedge accounting is applied. The effectiveness of the hedge is valued by confirming that 1) the total interest rate risk quantity of financial derivative transactions as risk adjustment tools is controlled within the limit which is prescribed in the Bank's risk management policy and 2) the total interest rate risk exposure of hedge objects is decreased by the hedge transactions.

7. Delinquent Loans

Loans in Bankruptcy Proceedings and Other Delinquent Loans are 14,912 millions of yen and 166,152 millions of yen respectively.

Loans in Bankruptcy Proceeding are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other Delinquent Loans are non-accrual loans other than 1) Loans in Bankruptcy Proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

8. Loans More than Three Months Past Due

Loans More than Three Months Past Due are 1,637 millions of yen.

Loans More than Three Months Past Due are loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude loans classified as Delinquent Loans.

9. Restructured Loans

Restructured Loans are 155,410 millions of yen.

Restructured Loans are loans of which terms are relaxed to support borrowers who are in financial difficulties and exclude Delinquent Loans and Loans More than Three Months Past Due.

10. Other Assets

Other Assets on the balance sheet include the amount of 5,814 million yen of provisional payment of the withholding tax. The Bank received of a reassessment notice from a tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. However, the bank filed a petition with Tax Tribunal objecting to such tax imposition, and the claim is on the trial.

11. Pension Benefit Obligation

	(Millions of Yen)
Pension benefit obligation	(163,815)
Plan assets (Market value)	158,427
Projected benefit obligation in excess of plan assets	(5,388)
Unrecognized plan assets	(1,781)
Unrecognized net transition obligation	7,319
Unrecognized net actuarial loss	74,154
Unrecognized prior service cost	2,360
Amount recognized in the balance sheet	76,664
Of which Advanced benefit paid	78,943
Of which Reserve for employee retirement benefits	(2,279)

12. Changes in Enforcement Regulation for the Banking law and Presentation

Pursuant to the application of the revision for Enforcement Regulation for the Banking law, presentation in the Consolidated Balance Sheet has been changed. Certain amounts in prior year have been reclassified to conform to the current presentation.

Consolidated Statement of Income

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Operating Income:			
Trust Fees	**71,382**	80,421	(9,039)
Interest Income:	**270,666**	329,927	(59,261)
Interest on Loans and Discounts	**132,000**	139,336	(7,336)
Interest on and Dividends from Securities	**122,966**	175,122	(52,156)
Fees and Commissions Received	**59,445**	61,041	(1,595)
Trading Revenue	**8,094**	5,354	2,740
Other Operating Income	**123,267**	192,192	(68,925)
Other Income	**29,832**	46,930	(17,098)
Total Operating Income	**562,687**	715,867	(153,179)
Operating Expenses:			
Interest Expense:	**119,054**	225,083	(106,029)
Interest on Deposits	**41,306**	74,389	(33,082)
Fees and Commissions Paid	**23,353**	24,668	(1,315)
Trading Expenses	**478**	655	(176)
Other Operating Expenses	**118,963**	151,112	(32,149)
General and Administrative Expenses	**135,147**	134,857	289
Other Expenses	**231,850**	236,253	(4,403)
Total Operating Expenses	**628,847**	772,631	(143,783)
Net Operating Income (Loss)	**(66,159)**	(56,764)	(9,395)
Extraordinary Income	**2,728**	8,434	(5,705)
Extraordinary Expenses	**63,061**	8,140	54,921
Income (Loss) before Income Taxes	**(126,493)**	(56,470)	(70,022)
Provision for Income Taxes:			
Current	**1,028**	4,543	(3,514)
Deferred	**(57,483)**	(22,516)	(34,966)
Minority Interests in Net Income	**2,927**	3,983	(1,055)
Net Income (Loss)	**(72,967)**	(42,480)	(30,486)

Notes to Consolidated Statement of Income for Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Trading profits and losses
   Profits and losses on trading transactions are shown as Trading Revenue or Trading Expenses on a trade date basis.

3. Extraordinary Expenses
   Extraordinary expenses include 57,469 millions yen of the losses on an establishment of Retirement Benefit Trust and 3,659 millions yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits (see note 5 for B/S).

4. Changes in Enforcement Regulation for the Banking law and Presentation
   Pursuant to the application of the revision for Enforcement Regulation for the Banking law, presentation in the Consolidated Statement of Income has been changed. Certain amounts in prior year have been reclassified to conform to the current presentation.

Consolidated Statement of Capital Surplus and Retained Earnings

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Balance at the Beginning of Fiscal Year	-	225,110	(225,110)
Increase	-	17,856	(17,856)
Decrease	-	5,451	(5,451)
Net Income (Loss)	-	(42,480)	42,480
Balance at the End of Fiscal Year	-	195,034	(195,034)
(Capital Surplus)			
Balance at the Beginning of Fiscal Year	**237,472**	-	237,472
Increase	**2,962**	-	2,962
Balance at End of Fiscal Year	**240,435**	-	240,435
(Retained Earnings)			
Balance at the Beginning of Fiscal Year	**195,034**	-	195,034
Increase	**116**	-	116
Decrease	**80,960**	-	80,960
Balance at the End of Fiscal Year	**114,190**	-	114,190

Consolidated Statements of Cash Flows

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Cash Flows from Operating Activities :			
Income (Loss) before Income Taxes and Others	(126,493)	(56,470)	(70,022)
Depreciation	6,785	7,100	(314)
Amortization of Consolidation Differences	(552)	(553)	0
Equity in Losses (Earnings) of Affiliates	(786)	8	(794)
Increase (Decrease) in Reserve for Possible Loan Losses	(82,501)	40,704	(123,206)
Increase (Decrease) in Reserve for Losses on Investment to Securities	-	(7)	7
Increase (Decrease) in Reserve for Possible Losses on Loans Sold	(250)	(3,128)	2,877
Increase (Decrease) in Reserve for Employee Bonuses	(776)	4,752	(5,528)
Increase (Decrease) in Reserve for Employee Retirement Benefits	(235)	1,048	(1,284)
Interest Income	(270,666)	(329,927)	59,261
Interest Expenses	119,054	225,083	(106,029)
Losses (Gains) on Securities	81,319	70,147	11,171
Losses (Gains) on Money Held in Trust	1,402	122	1,280
Losses (Gains) on Foreign Exchange	51,557	(225,442)	276,999
Losses (Gains) on Sale of Premises and Equipment	1,712	(2,249)	3,962
Net Decrease (Increase) in Trading Assets	(164,099)	124,741	(288,840)
Net Increase (Decrease) in Trading Liabilities	127,358	3,976	123,381
Net Decrease (Increase) in Loans and Bills Discounted	(219,972)	(768,949)	548,977
Net Increase (Decrease) in Deposits	527,003	452,011	74,991
Net Increase (Decrease) in Negotiable Certificates of Deposit	(43,605)	629,237	(672,843)
Net Increase (Decrease) in Borrowed Money	(7,991)	59,738	(67,730)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(20,923)	274,416	(295,340)
Net Decrease (Increase) in Call Loans and Others	3,122	(41,607)	44,729
Net Decrease (Increase) in Collateral for Borrowing Securities	1,004	1,306	(302)
Net Increase (Decrease) in Call Money and Others	(358,286)	1,137,921	(1,496,208)
Net Increase (Decrease) in Collateral for Lending Securities	(489,887)	(1,421,772)	931,885
Net Decrease (Increase) in Foreign Exchange Assets	(35,549)	9,683	(45,232)
Net Increase (Decrease) in Foreign Exchange Liabilities	4,908	(3,021)	7,929
Net Increase (Decrease) in Borrowed Money from Trust Account	(597,100)	(909,405)	312,305
Interest Income Received on Cash Basis	278,581	339,903(6	1,321)
Interest Expense Paid on Cash Basis	(121,339)	(241,643)	120,304
Other - Net	(62,958)	(301,455)	238,496
Sub-Total	(1,400,166)	(923,729)	(476,437)
Income Tax Paid	(1,171)	(4,929)	3,757
Net Cash Provided by (Used in) Operating Activities	(1,401,338)	(928,658)	(472,679)
Cash Flows from Investing Activities :			
Purchase of Securities	(8,816,946)	(8,104,083)	(712,862)
Proceeds from Sales of Securities	8,674,149	8,516,275	157,874
Proceeds from Maturities of Securities	1,428,656	877,043	551,613
Increase in Money Held in Trust	(36,000)	-	(36,000)
Decrease in Money Held in Trust	94,241	15,811	78,429
Purchases of Premises and Equipment	(5,593)	(10,401)	4,807
Proceeds from Sales of Premises and Equipment	2,096	39,339	(37,242)
Proceeds from Sales of Stock of Newly Consolidated Subsidiaries	-	(2,051)	2,051
Purchases of Stock of Consolidated Subsidiaries	(387)	-	(387)
Net Cash Provided by (Used in) Investing Activities	1,340,216	1,331,933	8,283
Cash Flows from Financing Activities :			
Proceeds from Subordinated Borrowings	78,500	35,000	43,500
Repayments of Subordinated Borrowings	(60,000)	-	(60,000)
Proceeds from Subordinated Bonds and Convertible Bonds	21,348	49,604	(28,255)
Redemption of Subordinated Bonds and Convertible Bonds	(148,726)	(60,767)	(87,959)
Proceeds from Issuance of Stock to Minority Shareholders	800	-	800
Cash Dividends Paid	(7,983)	(5,446)	(2,537)
Cash Dividends Paid to Minority Shareholders	(2,645)	(2,869)	223
Purchases of Treasury Stock	(130)	(2,062)	1,931
Net Cash Provided by (Used in) Financing Activities	(118,838)	13,457	(132,296)
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(2,828)	7,553	(10,382)
Net Change in Cash and Cash Equivalents	(182,788)	424,286	(607,075)
Cash and Cash Equivalents at Beginning of Year	664,515	240,229	424,286
Cash and Cash Equivalents at End of Year	481,726	664,515	(182,788)

Notes to Consolidated Statements of Cash Flows for Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Definition of Cash and Cash Equivalents

   For the purpose of reporting cash flows, Cash and Cash Equivalents is defined as Cash and Due from Bank of Japan ("BOJ") for the Bank and as Cash and Due from Banks for the consolidated subsidiaries.

3. Reconciliation of Cash and Cash Equivalent

	(Millions of Yen)
Cash and Due from Banks	673,327
Due from Banks (excluding due from BOJ) of the Bank	(191,601)
Cash and Cash Equivalents	481,726

4. Details of significant non-cash transactions

	(Millions of Yen)
Increase in common stock due to conversion of convertible bonds	2,962
Increase in common capital surplus due to conversion of convertible bonds	2,962
Decease in convertible bonds due to conversion of convertible bonds	5,925

Segment Information by Location (Consolidated)

Years ended March 31, 2003 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Operating Income**	450,737	63,408	52,444	13,898	580,488	(17,800)	562,687
(1) Unaffiliated Customers	443,757	55,489	50,323	13,116	562,687	-	562,687
(2) Intersegment	6,979	7,918	2,120	781	17,800	(17,800)	-
Total Operating Expenses	526,904	56,679	47,480	10,728	641,793	(12,945)	628,847
Net Operating Income	(76,167)	6,729	4,963	3,169	(61,305)	(4,854)	(66,159)
II **Assets**	14,861,699	1,271,983	784,983	640,614	17,559,282	(1,779,517)	15,779,764

Years ended March 31, 2002	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Operating Income**	579,707	96,039	64,354	34,854	774,956	(59,088)	715,867
(1) Unaffiliated Customers	567,924	75,261	53,074	19,607	715,867	-	715,867
(2) Intersegment	11,783	20,778	11,279	15,247	59,088	(59,088)	-
Total Operating Expenses	644,801	86,488	65,587	30,149	827,027	(54,396)	772,631
Net Operating Income	(65,094)	9,550	(1,233)	4,705	(52,071)	(4,692)	(56,764)
II **Assets**	16,042,098	1,201,039	898,660	843,023	18,984,822	(2,280,801)	16,704,021

Market Value Information for Fiscal 2002 (Consolidated)

1. Securities

For this period, the information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments".

(a) Trading Securities

Millions of Yen	March 31, 2003 B/S Value	March 31, 2003 Net Unrealized Gain (Loss) Reflected on the Statement of Income
Trading Securities	345,866	173

(b) Held-to-Maturity Debt Securities with Market Price

	March 31, 2003				
	B/S	Market	Unrealized Gain (Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese National Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	18,022	18,700	678	999	320
Total	18,022	18,700	678	999	320

Market Values are based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Price

	March 31, 2003				
		B/S	Unrealized Gain (Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	588,781	525,156	(63,625)	35,432	99,057
Japanese Bonds	1,095,127	1,103,590	8,462	8,560	98
National Government Bonds	771,895	773,056	1,161	1,220	59
Local Government Bonds	31,504	32,739	1,234	1,238	4
Corporate Bonds	291,727	297,793	6,066	6,101	34
Others	1,583,417	1,619,188	35,770	47,463	11,692
Total	3,267,326	3,247,934	(19,391)	91,456	110,848

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(d) Available-for-Sale Securities Sold during the Fiscal Year

	March 31, 2003		
Millions of Yen	Amount Sold	Gain	Loss
Available-for-Sale Securities	8,906,938	132,072	110,214

(e) Investment Securities without Market Price

Millions of Yen	March 31, 2003 B/S Value
Available-for-Sale Securities	
Unlisted Foreign Securities	121,750
Unlisted Stocks (excluding OTC stocks)	55,710
Trust Certificates of Loan Trust	18,071

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities and Held-to-Maturity Debt Securities

				March 31, 2003
	B/S Value			
Millions of Yen	*-1YR*	*1YR-5YR*	*5YR-10YR*	*10YR-*
Japanese Bonds	333,890	689,336	78,661	1,701
National Government Bonds	305,395	467,661	-	-
Local Government Bonds	-	16,514	16,225	-
Corporate Bonds	28,495	205,161	62,436	1,701
Others	157,272	615,988	737,424	205,440
Total	491,163	1,305,325	816,085	207,141

(h) Investments in Subsidiaries and Affiliates with Market Price (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

There are no corresponding items.

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	*March 31, 2003*
Net Unrealized Losses	(19,637)
Available-for-Sale Securities	(19,637)
(+) Amount Equivalent to Deferred Tax Assets	8,072
Total (before adjustment for Minority Interest)	(11,564)
(-) Minority Interests	20
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	275
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(11,309)

Market Value Information for Fiscal 2001 (Consolidated)

1. Securities

The information includes securities and Commercial Papers contained in Trading Assets in addition to Investment Securities.

(a) Trading Securities

Millions of Yen	B/S Value (March 31, 2002)	Net Unrealized Gain (Loss) Reflected on the Statement of Income (March 31, 2002)
Trading Securities	316,818	(40)

(b) Held-to-Maturity Debt Securities with Market Price

	March 31, 2002				
	B/S	Market	Unrealized Gain (Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese National Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	29,833	30,425	592	898	306
Total	29,833	30,425	592	898	306

Market Values are based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Price

	March 31, 2002				
		B/S	Unrealized Gain (Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	995,118	943,930	(51,188)	74,659	125,848
Japanese Bonds	1,401,254	1,407,922	6,667	11,998	5,330
National Government Bonds	964,699	962,835	(1,863)	2,641	4,505
Local Government Bonds	92,110	94,652	2,541	2,861	320
Corporate Bonds	344,444	350,434	5,990	6,495	504
Others	2,497,354	2,447,913	(49,441)	8,108	57,549
Total	4,893,728	4,799,766	(93,961)	94,766	188,728

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(d) Available-for-Sale Securities Sold during the Fiscal Year

	March 31, 2002		
Millions of Yen	Amount Sold	Gain	Loss
Available-for-Sale Securities	8,534,668	89,666	52,064

(e) Investment Securities without Market Price

Millions of Yen	March 31, 2002 B/S Value
Available-for-Sale Securities	
Trust Certificates of Loan Trust	101,589
Unlisted Foreign Securities	62,215
Unlisted Stocks (excluding OTC stocks)	47,208

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities and Held-to-Maturity Debt Securities

				March 31, 2002
	B/S Value			
Millions of Yen	*-1YR*	*1YR-5YR*	*5YR-10YR*	*10YR-*
Japanese Bonds	402,721	492,996	475,730	36,523
National Government Bonds	355,183	231,642	339,486	36,523
Local Government Bonds	903	42,429	51,319	-
Corporate Bonds	46,635	218,924	84,925	-
Others	181,444	654,488	1,488,985	221,648
Total	584,165	1,147,485	1,964,716	258,171

(h) Investments in Subsidiaries and Affiliates with Market Price (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

		March 31, 2002
Millions of Yen	*B/S Value*	*Net Unrealized Gain (Loss) Reflected on the Statement of Income*
Money Held in Trust for Trading Purpose	59,665	(60)

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	*March 31, 2002*
Net Unrealized Losses	(93,702)
Available-for-Sale Securities	(93,702)
(+) Amount Equivalent to Deferred Tax Assets	36,416
Total (before adjustment for Minority Interest)	(57,286)
(-) Minority Interests	6
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	270
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(57,022)

Financial Derivatives for Fiscal 2002 and 2001 (Consolidated)

(a) Interested Related Transactions

	March 31, 2003				March 31, 2002			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	4,121,446	156,962	(4,905)	(4,905)	4,809,187	381,051	(897)	(897)
Purchased	4,293,304	171,146	5,471	5,471	4,423,293	348,049	(536)	(536)
Interest Options								
Sold	963,808	-	(143)	7	951,023	-	(112)	121
Purchased	842,235	-	159	(7)	959,958	-	115	(133)
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	11,357,723	9,735,692	315,416	315,416	10,232,630	8,190,257	240,017	240,017
Flt Rcv-Fix Pay	10,834,784	9,348,652	(316,994)	(316,994)	9,686,264	7,829,844	(251,565)	(251,565)
Flt Rcv-Flt Pay	2,252,100	2,153,600	3,311	3,311	2,136,674	2,066,100	6,636	6,636
Interest Options								
Sold	524,120	351,810	(1,438)	1,766	486,026	416,071	(1,843)	1,522
Purchased	289,415	150,680	2,893	384	307,971	284,646	3,566	189
Other Interest Related	-	-	-	-	-	-	-	-
Total			3,770	4,451			(4,618)	(4,644)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(b) Currency Related Transactions

Millions of Yen	*March 31, 2003* Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	*March 31, 2002* Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Currency Swaps	46,655	44,058	3,276	3,276	52,182	48,862	3,612	3,612
Forward	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Other Currency Related	-	-	-	-	-	-	-	-

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

Note)
For previous period, in accordance with "Temporary Treatment for Accounting and Auditing of Continuous Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.20), for this period, in accordance with an interim measure provided by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.25), cross currency swaps subject to the accrual-basis Standard for Foreign Currency Accounting treatment are excluded from this category.
Cross-currency swaps subject to accrual-basis calculation are as shown below.

Millions of Yen	*March 31, 2003* Contract Value	Market Value	Unrealized Gain(Loss)	*March 31, 2002* Contract Value	Market Value	Unrealized Gain (Loss)
Currency Swaps	589,146	(875)	(875)	538,119	(1,195)	(1,195)

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the Statement of Income after being evaluated on a Mark-to-Market basis at the fiscal year end, and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the Balance Sheet at the fiscal year end, or eliminated there from in the process of consolidation, are excluded from this category.
Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation is as shown below.

Millions of Yen	*March 31, 2003* Contract Value	*March 31, 2002* Contract Value
Listed		
Currency Futures	-	-
Currency Options	-	-
Over-the-Counter		
Forward		
Sold	2,527,166	3,455,681
Purchased	2,477,226	3,423,121
Currency Options		
Sold	3,766	151,605
Purchased	3,575	98,078
Other Currency Related	-	-

(c) Stock Related Transactions

	March 31, 2003				March 31, 2002			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Stock Index Futures								
Sold	8,713	-	(8)	(8)	31,080	-	-	-
Purchased	649	-	(18)	(18)	-	-	-	-
Stock Index Options								
Sold	5,180	-	(84)	63	2,450	-	(21)	19
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(111)	36			(21)	19

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.

Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(d) Bond Related Transactions

	March 31, 2003				March 31, 2002			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Bond Futures								
Sold	278,195	-	(988)	(988)	199,253	-	(47)	(47)
Purchased	257,253	-	702	702	184,182	-	(270)	(270)
Bond Future Options								
Sold	360	-	(0)	1	-	-	-	-
Purchased	480	-	2	(0)	-	-	-	-
Over-the-Counter								
Bond Options	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(285)	(285)			(317)	(317)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.

Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2003 and March 31, 2002.

(f) Credit Derivative Transactions

	March 31, 2003				March 31, 2002			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter								
Credit Derivative Transactions								
Sold	-	-	-	-	-	-	-	-
Purchased	229,852	1,000	137	(179)	-	-	-	-
Total			137	(179)			-	-

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.

Derivative transactions subject to hedge accounting rules are excluded from the above chart.

In the above table, "Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Assets:			
Cash and Due from Banks	**670,518**	822,915(1	52,397)
Call Loans	**30,000**	80,063	(50,063)
Commercial Paper and Other Debt Purchased	**95,869**	44,261	51,607
Trading Assets	**679,926**	515,827	164,099
Money Held in Trust	-	59,665	(59,665)
Investment Securities	**3,468,066**	5,069,781	(1,601,714)
Loans and Bills Discounted	**9,168,024**	8,918,757	249,266
Foreign Exchanges	**13,534**	7,656	5,877
Other Assets	**1,075,893**	619,527	456,365
Premises and Equipment	**105,000**	109,882	(4,881)
Deferred Tax Assets	**266,881**	246,914	19,966
Customers' Liabilities for Acceptances and Guarantees	**432,641**	501,254	(68,613)
Reserve for Possible Loan Losses	**(136,094)**	(217,066)	80,972
Reserve for Losses on Investment to Securities	**(719)**	(1,129)	410
Total Assets	**15,869,541**	16,778,313	(908,771)
Liabilities:			
Deposits	**8,689,399**	8,141,452	547,946
Negotiable Certificates of Deposit	**1,558,646**	1,607,512	(48,865)
Call Money	**60,000**	285,012(2	25,012)
Payables under Repurchase Agreements	**928,932**	928,407	525
Collateral for Lending Securities	**386,870**	876,757	(489,887)
Bills Sold	**208,700**	342,500(1	33,800)
Trading Liabilities	**330,403**	203,045	127,358
Borrowed Money	**424,279**	445,609	(21,330)
Foreign Exchanges	**45,333**	5,006	40,326
Corporate Bonds	**106,600**	202,000	(95,400)
Convertible Bonds	**75**	6,000	(5,925)
Borrowed Money from Trust Accounts	**1,477,346**	2,074,447	(597,100)
Other Liabilities	**576,154**	500,109	76,044
Reserve for Employee Bonuses	**3,141**	3,948	(806)
Reserve for Employee Retirement Benefits	**315**	817	(501)
Reserve for Possible Losses on Loans Sold	-	250	(250)
Deferred Tax Liabilities on Revaluation Reserve for Land	**2,199**	2,184	14
Acceptances and Guarantees	**432,641**	501,254	(68,613)
Total Liabilities	**15,231,038**	16,126,315	(895,277)
Stockholders' Equity:			
Capital Stock	**287,015**	284,053	2,962
Capital Surplus	**240,435**	237,472	2,962
Additional Paid in Capital	**240,435**	237,472	2,962
Retained Earnings	**123,970**	188,412	(64,442)
Legal Retained Earnings	**44,503**	42,903	1,600
Voluntary Reserves	**129,873**	159,874	(30,000)
Unappropriated Profit (Undisposed Loss) at End of the Period	**(50,406)**	(14,364)	(36,041)
Net Income (Loss)	**(56,565)**	(42,207)	(14,357)
Revaluation Reserve for Land, Net of Tax	**3,236**	3,441	(204)
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	**(11,790)**	(57,149)	45,358
Treasury Stock	**(4,363)**	(4,233)	(130)
Total Stockholders' Equity	**638,503**	651,997	(13,494)
Total Liabilities and Stockholders' Equity	**15,869,541**	16,778,313	(908,771)

Non-Consolidated Statement of Income and Retained Earnings

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Operating Income:			
Trust Fees	71,382	80,421	(9,039)
Interest Income:	273,533	329,532	(55,999)
Interest on Loans and Discounts	131,639	138,669	(7,030)
Interest on and Dividends from Securities	126,856	176,823	(49,966)
Fees and Commissions Received	45,748	45,346	401
Trading Revenue	8,094	5,354	2,740
Other Operating Income	123,259	73,771	49,487
Other Income	24,746	43,546	(18,799)
Total Operating Income	546,764	577,972	(31,207)
Operating Expenses:			
Interest Expense:	120,718	221,874(1	01,155)
Interest on Deposits	40,721	73,076	(32,355)
Fees and Commissions Paid	27,309	23,121	4,187
Trading Expenses	478	655	(176)
Other Operating Expenses	118,901	41,374	77,527
General and Administrative Expenses	119,010	123,249	(4,239)
Other Expenses	228,736	235,349	(6,612)
Total Operating Expenses	615,155	645,624	(30,468)
Net Operating Income (Loss)	(68,390)	(67,651)	(738)
Extraordinary Income	26,614	8,405	18,209
Extraordinary Expenses	62,990	5,787	57,202
Income (Loss) before Income Taxes	(104,766)	(65,034)	(39,732)
Provision for Income Taxes:			
Current	103	106	(2)
Deferred	(48,305)	(22,933)	(25,371)
Net Income (Loss)	(56,565)	(42,207)	(14,357)
Retained Earnings Brought Forward from Previous Year	6,042	7,619	(1,576)
Transfer from Revaluation Reserve for Land, Net of Tax	116	20,224	(20,107)
Unappropriated Profit (Undisposed Loss) at End of Year	(50,406)	(14,364)	(36,041)

Non-Consolidated Statement of Appropriation of Profit

(Millions of Yen)

	Mar-03 (proposed)	Mar-02	Change
Unappropriated Profit (Undisposed Loss) at End of Year	**(50,406)**	(14,364)	(36,041)
Transfer from Voluntary Reserve	**61,000**	30,000	31,000
Transfer from Reserve for Losses on Overseas Investments	**0**	0	0
Transfer from Special Voluntary Earned Reserve	**61,000**	30,000	31,000
Total	**10,594**	15,635	(5,041)
Profit Appropriation	**6,234**	9,593	(3,358)
Transfer to Legal Reserve	**1,100**	1,600	(500)
Dividends on Preferred Stock	**760**	760	-
Dividends on Common Stock	**4,374**	7,233	(2,858)
Voluntary Reserve	**0**	0	0
Reserve for Losses on Overseas Investments	**0**	0	0
Special Voluntary Earned Reserve	**-**	-	-
Profit Brought Forward to Next Year	**4,359**	6,042	(1,683)

Statements of Trust Account

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Assets:			
Loans and Bills Discounted	**1,761,904**	1,972,582	(210,677)
Securities	**4,476,065**	3,433,949	1,042,115
Money Held in Trust	**39,465,647**	38,002,542	1,463,104
Securities Held in Custody Accounts	**1,188**	1,868	(680)
Securities Lent	-	6,000	(6,000)
Money Claims	**3,223,012**	2,424,250	798,762
Premises and Equipment	**1,968,312**	1,691,527	276,784
Other Claims	**72,290**	127,316	(55,025)
Loans to Banking Account	**1,477,346**	2,074,447	(597,100)
Cash and Due from Banks	**170,363**	157,091	13,271
Total Assets	**52,616,131**	49,891,577	2,724,554
Liabilities:			
Money Trusts	**20,108,266**	17,939,003	2,169,263
Pension Trusts	**5,477,868**	5,551,957	(74,089)
Property Formation Benefit Trusts	**11,515**	11,694	(178)
Loan Trusts	**1,963,838**	2,986,125	(1,022,287)
Investment Trusts	**6,804,661**	6,891,416	(86,754)
Money Entrusted, Other than Money Trusts	**3,215,853**	2,894,559	321,294
Securities Trusts	**8,430,286**	8,267,249	163,036
Money Claim Trusts	**2,868,189**	1,992,498	875,691
Equipment Trusts	**5,925**	6,968	(1,042)
Land and Fixtures Trusts	**190,265**	204,569	(14,304)
Other Trusts	**3,539,459**	3,145,533	393,926
Total Liabilities	**52,616,131**	49,891,577	2,724,554

Major Account Balances

(sum of Banking account of Parent and Trust account)

(Millions of Yen)

	Mar-03 (unaudited)	Mar-02	Change
Total Employable Funds	**37,809,535**	36,237,746	1,571,789
Deposits	**8,689,399**	8,141,452	547,946
Negotiable Certificates of Deposit	**1,558,646**	1,607,512	(48,865)
Money Trusts	**20,108,266**	17,939,003	2,169,263
Pension Trusts	**5,477,868**	5,551,957	(74,089)
Property Formation Benefit Trusts	**11,515**	11,694	(178)
Loan Trusts	**1,963,838**	2,986,125	(1,022,287)

Loans and Bills Discounted	**10,929,929**	10,891,340	38,588
Banking Account	**9,168,024**	8,918,757	249,266
Trust Account	**1,761,904**	1,972,582	(210,677)
Investment Securities	**7,944,132**	8,503,731	(559,598)
Banking Account	**3,468,066**	5,069,781	(1,601,714)
Trust Account	**4,476,065**	3,433,949	1,042,115

The Sumitomo Trust & Banking Co., Ltd.
May 26, 2003

Change in Directors, Statutory Auditors and Executive Officers (to be approved on June 27, 2003)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors, Statutory Auditors and Executive Officers.

(1)	Candidate for Representative Director Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	 Takaaki Hatabe
(2)	Retiring Representative Director (Currently Director, Senior Executive Officer)	 Fujio Ido
(3)	Candidate for Directors Director, Managing Executive Officer (Currently Managing Executive Officer) Director, Managing Executive Officer (Currently Managing Executive Officer)	 Sakae Yashiro Jiro Araki
(4)	Retiring Director (Currently Director, Executive Officer and GM of Corporate Administration Department)	 Junpei Norimatsu
(5)	Candidate for Statutory Auditors Standing Statutory Auditor (Currently Executive Officer and GM of Planning and Coordination Department) Statutory Auditor (Currently Honorary Professor, Gakushuin University)	 Masaru Suzuki Hitoshi Maeda
(6)	Retiring Statutory Auditors (Currently Standing Statutory Auditor) (Currently Statutory Auditor)	 Masao Inoue Masahiro Tanaka

(7)	Candidate for Executive Officers	
	Senior Executive Officer (Currently Managing Executive Officer)	Toshiharu Sakurai
	Managing Executive Officer (Currently Executive Officer and GM of Corporate Business Department I, Osaka)	Shuichi Shimizu
	Executive Officer (Currently GM of Tokyo Corporate Business Department III)	Takayuki Yamada
	Executive Officer (Currently GM of Financial and Public Institutions Department)	Hiroaki Okuno
	Executive Officer	Mitsuhiko Sugita
	Executive Officer (Currently GM of Global Credit Supervision Department)	Kiyoshi Mukouhara
(8)	Retiring Executive Officer (Currently Executive Officer and GM of Planning and Coordination Department)	Masaru Suzuki

* GM : General Manager

Explanatory Material

Fiscal Year 2002 ended on Mar.31, 2003

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the fiscal year 2002

1. Summary of the financial results for the fiscal year 2002

(Consolidated)

		Millions of Yen		
		FY2002	FY2001	Change
Gross profits	1	**271,005**	267,417	3,588
Net trust fees	2	**71,382**	80,421	-9,039
Principal guaranteed trust a/c credit costs	3	**20,308**	23,981	-3,672
Net interest income	4	**151,611**	104,844	46,767
Net fees and commissions	5	**36,091**	36,372	-280
Net gains on trading	6	**7,615**	4,698	2,917
Others (Net capital gains on bonds and forex)	7	**4,304**	41,079	-36,775
General & administrative expenses	8	**135,147**	134,857	289
Net transfer to general reserve	9	**5,058**	5,369	-311
Banking a/c credit costs	10	**62,531**	80,672	-18,140
Net losses on direct write-offs	11	**40,669**	31,862	8,806
Net transfer to specific loan losses reserve	12	**4,798**	53,368	-48,569
Losses on sales of loans to CCPC	13	**-**	322	-322
Losses on sales of loans in bulk	14	**16,731**	-3,443	20,174
Net transfer to reserves for loans to borrowers in specific foreign countries	15	**-220**	-1,857	1,636
Other credit costs	16	**554**	420	133
Net gains on stocks	17	**-127,952**	-104,130	-23,822
Net income from non-consolidated entities by equity method	18	**786**	-8	794
Others	19	**-7,261**	857	-8,119
Net operating income	20	**-66,159**	-56,764	-9,395
Extraordinary income	21	**-60,333**	293	-60,627
Net gains on securities contributed to employee retirement benefit trust	22	**-57,469**	-	-57,469
Net income before income tax	23	**-126,493**	-56,470	-70,022
Income tax	24	**1,028**	4,543	-3,514
Deferred income tax	25	**-57,483**	-22,516	-34,966
Minority interest	26	**2,927**	3,983	-1,055
Net income	27	**-72,967**	-42,480	-30,486
Total credit costs (3 + 9 +10)	28	**87,898**	110,023	-22,124
Net business profit (1-8-9)	29	**130,800**	127,190	3,610
Net business profit before credit costs (29+3+9)	30	**156,167**	156,541	-373

<Number of subsidiaries/ affiliates>

	FY2002	FY2001	Change
Number of consolidated subsidiaries	**20**	20	-
Number of affiliates (subject to equity method)	**5**	4	1

(Non-consolidated)

		Millions of Yen			% change
		FY2002	FY2001	Change	
Gross profits	1	**254,958**	247,770	7,188	2.9
excl. Net capital gains on bonds (1-9-18)	2	**258,436**	229,339	29,097	12.7
Net trust fees	3	**71,382**	80,421	-9,039	-11.2
Principal guaranteed trust a/c credit costs	4	**20,308**	23,981	-3,672	-15.3
Net losses on direct write-offs	5	**17,516**	22,827	-5,311	-23.3
Losses on sales of loans to CCPC	6	**1,667**	1,666	0	0.1
Losses on sales of loans in bulk	7	**1,125**	-511	1,637	319.9
Trust fees from loan trust and jointly-operated money trust	8	**41,485**	53,102	-11,616	-21.9
Net capital gains on sales of securities	9	**-2,649**	-7,395	4,745	64.2
Other trust fees	10	**50,205**	51,300	-1,095	-2.1
Net interest income	11	**153,163**	108,027	45,135	41.8
Domestic	12	**88,577**	82,433	6,144	7.5
International	13	**64,585**	25,594	38,990	152.3
Net fees and commissions	14	**18,439**	22,225	-3,785	-17.0
Domestic	15	**20,510**	25,025	-4,514	-18.0
Net gains on trading	16	**7,615**	4,698	2,917	62.1
Others	17	**4,357**	32,396	-28,039	-86.6
Net capital gains on bonds	18	**-828**	25,825	-26,654	-103.2
General and administrative expenses	19	**116,378**	121,493	-5,115	-4.2
Personnel expenses	20	**47,401**	49,289	-1,888	-3.8
Non-personnel expenses excluding taxes	21	**63,905**	66,870	-2,965	-4.4
Taxes other than income taxes	22	**5,071**	5,334	-262	-4.9
Net business profit before credit costs (1+4-19)	23	**158,889**	150,257	8,631	5.7
excl. Net capital gains on bonds (23-9-18)	24	**162,367**	131,826	30,540	23.2
Net transfer to general reserve	25	**5,136**	6,223	-1,087	-17.5
Net business profit	26	**133,444**	120,052	13,391	11.2
Net non-recurring profit	27	**-201,834**	-187,704	-14,129	-7.5
Net gains on stocks	28	**-127,782**	-110,122	-17,659	-16.0
Gains on sales of stocks	29	**14,238**	23,735	-9,497	-40.0
Losses on sales of stocks	30	**41,024**	24,882	16,141	64.9
Losses on devaluation of stocks	31	**100,996**	108,976	-7,979	-7.3
Banking a/c net credit costs	32	**60,483**	75,208	-14,724	-19.6
Net losses on direct write-offs	33	**40,392**	31,579	8,813	27.9
Net transfer to specific loan loss reserve	34	**3,027**	48,574	-45,547	-93.8
Losses on sales of loans to CCPC	35	**-**	322	-322	-100.0
Losses on sales of loans in bulk	36	**16,731**	-3,447	20,178	585.3
Net transfer to reserves for loans to borrowers in specific foreign countries	37	**-220**	-1,857	1,636	88.1
Other credit costs	38	**554**	37	516	1,362.8
Corporate tax other than taxes relating to income	39	**986**	3,900	-2,913	-74.7
Others	40	**-12,582**	1,526	-14,108	-924.4
Net operating income	41	**-68,390**	-67,651	-738	-1.1
Extraordinary income	42	**-36,376**	2,617	-38,993	-1,489.6
Net gains on disposal of fixed assets	43	**-1,652**	2,603	-4,256	-163.4
Gains on disposal of fixed assets	44	**208**	4,731	-4,523	-95.6
Losses on disposal of fixed assets	45	**1,860**	2,127	-266	-12.5
Amortized cost of unrecognized net transition obligation for employee retirement benefit	46	**3,659**	3,659	-	-
Net gains on collection from write-offs	47	**2,505**	3,673	-1,168	-31.8
Gains on partial transfer of stock transfer agency business	48	**23,900**	-	23,900	-
Net gains on securities contributed to employee retirement benefit trust	49	**-57,469**	-	-57,469	-
Net income before income tax	50	**-104,766**	-65,034	-39,732	-61.1
Income tax	51	**103**	106	-2	-2.8
Deferred income tax	52	**-48,305**	-22,933	-25,371	-110.6
Net income	53	**-56,565**	-42,207	-14,357	-34.0

Total credit costs (4 + 25 + 32)		**85,928**	105,413	-19,484	-18.5
Dividend per common stock (Yen, percentage points)		**3.00**	5.00	-2.00	-40.0

2. Unrealized gains / losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Mar. 2003			Mar. 2002			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity securities	**678**	**999**	**320**	592	898	306	85
Investment in affiliates	**-**	**-**	**-**	-	-	-	-
Available-for-sale securities	**-19,637**	**91,456**	**111,093**	-93,702	95,025	188,728	74,065
Total	**-18,958**	**92,455**	**111,414**	-93,110	95,924	189,035	74,151
Japanese stocks	**-63,625**	**35,432**	**99,057**	-51,188	74,659	125,848	-12,436
Japanese bonds	**8,462**	**8,560**	**98**	6,66711	,998	5,330	1,794
Others (*)	**36,204**	**48,463**	**12,258**	-48,589	9,26657	,856	84,793
(Net unrealized gains on available-for-sale securities, net of tax)	**-11,309**	———	———	-57,022	———	———	45,712

(*) Most part of securities categorized in "Others" are US Treasuries and German Bunds. Figures in the table are translated in Japanese Yen.

Although the value is shown in Japanese Yen, those bonds are funded by repurchase agreement transactions. Thus there is not foreign exchange rate risk.

(Non-consolidated)

	Millions of Yen						
	Mar. 2003			Mar. 2002			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**-**	**-**	**-**	-	-	-	-
Investment in affiliates	**-**	**-**	**-**	-	-	-	-
Available-for-sale securities	**-19,803**	**91,081**	**110,884**	-93,426	94,982	188,409	73,623
Total	**-19,803**	**91,081**	**110,884**	-93,426	94,982	188,409	73,623
Japanese stocks	**-63,668**	**35,388**	**99,057**	-51,227	74,620	125,848	-12,440
Japanese bonds	**8,461**	**8,559**	**98**	6,66311	,993	5,330	1,797
Others (*)	**35,404**	**47,133**	**11,728**	-48,862	8,36757	,230	84,267
(Net unrealized gains on available-for-sale securities, net of tax)	**-11,790**	———	———	-57,149	———	———	45,358

(*) Most part of securities categorized in "Others" are US Treasuries and German Bunds. Figures in the table are translated in Japanese Yen.

Although the value is shown in Japanese Yen, those bonds are funded by repurchase agreement transactions. Thus there is not foreign exchange rate risk.

(2) Principal guaranteed trust a/c

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Total	**4,775**	-906	5,682
Japanese stocks	**-**	-78	78
Japanese bonds	**3,990**	6,127	-2,137
Others (*)	**785**	-6,955	7,741

(*) Most part of securities categorized in "Others" are US Treasuries and German Bunds. Figures in the table are translated in Japanese Yen.

3. BIS capital adequacy ratio (Consolidated)

	Millions of Yen			
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Mar. 2003
Total capital	**1,213,927**	1,369,033	1,293,603	-79,676
Tier I	**706,184**	774,558	734,136	-27,951
Net unrealized gains on available-for-sale securities, net of tax	**-11,288**	-23,725	-57,016	45,727
Minority interest in consolidated subsidiaries	**89,072**	89,064	88,284	788
(Non-cumulative preferred capital notes)	**83,000**	83,000	83,000	--
Tier II	**511,306**	597,414	562,403	-51,096
Upper Tier II	**197,006**	290,138	293,804	-96,798
Revaluation surplus on land, after 55% discount	**4,188**	4,277	4,273	-85
General reserve	**88,243**	83,961	84,031	4,211
Perpetual subordinated debts	**104,575**	201,900	205,500	-100,925
Lower Tier II	**314,300**	307,275	268,598	45,701
Termed subordinated debts, etc.	**314,300**	307,275	268,598	45,701
Deduction (double gearing)	**3,564**	2,939	2,936	627
Risk assets	**11,580,899**	11,840,383	11,908,016	-327,117
On-balance-sheet items	**10,474,890**	10,471,681	10,364,420	110,470
Off-balance- sheet items	**1,042,641**	1,324,309	1,475,014	-432,372
Market risk equivalent	**63,367**	44,392	68,582	-5,214
BIS capital adequacy ratio	**10.48%**	11.56%	10.86%	-0.38%
(Tier I ratio)	**6.09%**	6.54%	6.16%	-0.07%

(*) Non-consolidated capital adequacy ratio and Tier I ratio are10.62% and 6.20%, respectively.

4. *Cross shareholdings*

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Cost base	Mark-to-market base	Tier I
Mar. 2002	995.1	943.9	734.1
Sep. 2002	840.3	722.1	774.5
Mar. 2003	**588.7**	**525.1**	**706.1**

(2) Unwinding of cross shareholdings (Cost base)

(Non-consolidated)

	Billions of Yen			
	FY2002		FY2001	
	Full FY2002	**1HFY2002**	Full FY2001	1HFY2001
Projection	200.0	100.0	200.0	100.0
Actual	325.3	148.8	173.8	74.2

5. Assets classified under the financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Assets classified under the financial reconstruction law (a)	**338,377**	469,172	559,082	-130,794	-220,704
Loans in bankrupt and practically bankrupt	**21,984**	60,091	34,039	-38,107	-12,055
Doubtful loans	**159,783**	242,535	376,518	-82,752	-216,735
Substandard loans (b)	**156,610**	166,545	148,524	-9,934	8,086
Ordinary assets	**9,284,705**	9,048,370	8,878,721	236,335	405,984
Loans to substandard debtors (excl. substandard loans) (c)	**10,864**	31,211	28,214	-20,346	-17,349
Loans to special mention debtors (excl. (b) and (c))	**653,031**	796,263	1,026,094	-143,231	-373,063
Loans to ordinary debtors	**8,620,810**	8,220,896	7,824,412	399,914	796,397
Total loan balance (d)	**9,623,083**	9,517,543	9,437,803	105,540	185,279
Ratio to total loan balance (a) / (d)	**3.5%**	4.9%	5.9%	-1.4%	-2.4%
Loans to substandard debtors (b)+(c)	**167,475**	197,756	176,738	-30,281	-9,263

(*) Partial direct write-offs: Mar. 2003: 151.6 billion Yen, Sep. 2002: 256.3 billion Yen, Mar. 2002: 277.0 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Assets classified under the financial reconstruction law (e)	**63,819**	111,067	129,964	-47,248	-66,144
Loans in bankrupt and practically bankrupt	**7,050**	10,048	13,165	-2,998	-6,115
Doubtful loans	**16,875**	31,122	47,856	-14,246	-30,980
Substandard loans (f)	**39,893**	69,896	68,942	-30,003	-29,048
Ordinary assets	**1,480,130**	1,647,491	1,749,107	-167,360	-268,976
Loans to substandard debtors (excl. substandard loans) (g)	**2,174**	9,562	10,231	-7,388	-8,056
Loans to special mention debtors (excl. (f) and (g))	**50,266**	78,086	161,145	-27,819	-110,879
Loans to ordinary debtors	**1,427,689**	1,559,842	1,577,730	-132,152	-150,040
Total loan balance (h)	**1,543,950**	1,758,559	1,879,071	-214,609	-335,121
Ratio to total loan balance (e) / (h)	**4.1%**	6.3%	6.9%	-2.2%	-2.8%
Loans to substandard debtors (f)+(g)	**42,068**	79,459	79,173	-37,391	-37,105

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Assets classified under financial reconstruction law (A)	**402,197**	580,240	689,047	-178,042	-286,849
Loans in bankrupt and practically bankrupt	**29,034**	70,139	47,205	-41,105	-18,171
Doubtful loans	**176,658**	273,658	424,374	-96,999	-247,716
Substandard loans (B)	**196,504**	236,442	217,466	-39,938	-20,962
Ordinary assets	**10,764,836**	10,695,861	10,627,828	68,974	137,008
Loans to substandard debtors (excl. substandard loans) (C)	**13,039**	40,774	38,445	-27,734	-25,406
Loans to special mention debtors (excl. (B) and (C))	**703,297**	874,349	1,187,239	-171,051	-483,942
Loans to ordinary debtors	**10,048,499**	9,780,738	9,402,142	267,761	646,357
Total loan balance (D)	**11,167,033**	11,276,102	11,316,875	-109,068	-149,841
Ratio to total loan balance (A) / (D)	**3.6%**	5.1%	6.1%	-1.5%	-2.5%
Loans to substandard debtors (B)+(C)	**209,543**	277,216	255,912	-67,673	-46,369

(4) Reserve ratio for loans to special mention / ordinary debtors (general reserve)

(Banking a/c) (Non-consolidated)

	Percentage points				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Special mention debtors	**9.5**	7.5	6.1	2.0	3.4
Substandard debtors	**25.0**	25.7	24.7	-0.7	0.3
Other than substandard debtors	**5.6**	3.0	3.0	2.6	2.6
Ordinary debtors	**0.1**	0.1	0.1	-	-

(*) Reserve ratio = general reserve / loan amount

(5) Asset classified under the financial reconstruction law as of March 31, 2003 (Non-consolidated)

<Banking a/c> (in millions of Yen)

	Balance	Coverage ratio	Guarantee, collateral and reserve		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 21,984 (34,039)	100% (100%)	Specific loan loss reserve (b)	1,255	100% (100%)
			Guarantee and collateral (c)	20,729	(b) / ((a)-(c))
Doubtful loans (B)	(d) 159,783 (376,518)	86% (83%)	Uncovered	21,415	66% (67%) (e) / ((d)-(f))
			Specific loan loss reserve (e)	43,350	
			Guarantee and collateral (f)	95,018	
Substandard loans (C)	(g) 156,610 (148,524)	75% (67%)	Uncovered	38,431	50% (43%) (h) / ((g)-(i))
			General reserve (h)	39,847	
			Guarantee and collateral (i)	78,332	
Ordinary assets	9,284,705 (8,878,721)		General reserve	47,337	
			Reserve for loans to borrowers in specific foreign countries	900	
Total	9,623,083 (9,437,803)		Total of (A),(B) and (C)	338,377 (559,082)	Ratio to total loan balance 3.5%

<Principal guaranteed trust a/c> (in millions of Yen)

	Balance	Coverage Ratio	Guarantee and collateral		Reserve for principal
Loans in bankrupt/ practically bankrupt (D)	7,050 (13,165)	100% (98%)	Guarantee and collateral	7,050	12,003 Reserve for loan trust
Doubtful loans (E)	16,875 (47,856)	75% (69%)	Uncovered	4,067	844 Reserve for JOMT
			Guarantee and collateral	12,808	
Substandard loans (F)	39,893 (68,942)	54% (59%)	Uncovered	18,082	
			Guarantee and collateral	21,811	
Ordinary assets	1,480,130 (1,749,107)				
Total	1,543,950 (1,879,071)		Total of (D), (E) and (F)	63,819 (129,964)	Ratio to total loan balance 4.1%

<Banking a/c and principal guaranteed trust a/c combined>

Grand total	11,167,033 (11,316,875)	Total of (A),(B),(C),(D),(E) and (F)	402,197 (689,047)	Ratio to grand total loan balance 3.6%

(*) Numbers in parenthesis are as of Mar.2002

6. Forecast for FY2003

		Billions of Yen			
		Forecast for FY2003		FY2002 (Actual)	Change
		Full FY2003 (A)	1HFY2003	(B)	(A)-(B)
(Non-consolidated)					
Net business profits before credit costs		**145.0**	65.0	158.8	-13.8
Net business profits		**135.0**	60.0	133.4	1.6
Total credit costs		**60.0**	30.0	85.9	-25.9
Banking a/c net credit costs (incl. Net transfer to general reserve)		**50.0**	25.0	65.6	-15.6
Trust a/c net credit costs		**10.0**	5.0	20.3	-10.3
Other non-recurring items		**-15.0**	-10.0	-141.3	126.3
Net operating income		**70.0**	25.0	-68.3	138.3
Net income		**42.0**	15.0	-56.5	98.5
Dividend per stock	Common stock (Yen)	**4.00**	-	3.00	1.00
	Preferred stock (Yen)	**6.08**	-	6.08	-
(Consolidated)					
Net operating income		**75.0**	27.0	-66.1	141.1
Net income		**44.0**	16.0	-72.9	116.9

II. Supplementary information I

1. Risk assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Risk Assets	Capital		
		Total	Tier 1	Tier 2
Mar. 2002	11,908.0	1,293.6	734.1	562.4
Mar. 2003	**11,580.8**	**1213.9**	**706.1**	**511.3**

	Billions of Yen	
	Deferred tax assets	BIS capital adequacy ratio
Mar. 2002	250.3	10.86%
Mar. 2003	**279.4**	**10.48%**

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserve	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserve	
FY 2001	126.2	120.0	150.2	144.0
FY 2002	138.5	133.4	158.8	153.7
FY 2003 (Forecast)	135.0	135.0	145.0	145.0
1HFY 2003 (Forecast)	60.0	60.0	65.0	65.0

3. Non-performing loans

(1) Credit costs

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserve (a)	Banking a/c credit costs (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY 2001	6.2	75.2	23.9	105.4
FY 2002	5.1	60.4	20.3	85.9
1HFY 2002	-	4.4	16.5	20.9
FY 2003 (Forecast)	0.0	50.0	10.0	60.0
1HFY 2003 (Forecast)	0.0	25.0	5.0	30.0

(*) Banking a/c credit costs: The sum of credit costs booked *to be non-recurring profit/ loss including*
2.4 billion yen of reversal of reserves (extraordinary income item) for 1HFY2002.

(Consolidated)

	Billions of Yen			
	Net transfer to general reserve (a)	Banking a/c credit costs (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY 2001	5.3	80.6	23.9	110.0
FY 2002	5.0	62.5	20.3	87.8
1HFY 2002	-	5.4	16.5	21.9

(*) Banking a/c credit costs: The sum of credit costs booked to be non-recurring profit/ loss including
1.4 billion yen of reversal of reserves (extraordinary income item) for 1HFY2002.

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Billions of Yen				
	Classification under self-assessment				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Mar. 2002	47.2	424.4	471.6	1,443.2	1,914.7
Sep. 2002	70.1	273.7	343.8	1,151.6	1,495.4
Mar. 2003	**29.0**	**176.7**	**205.7**	**912.8**	**1,118.5**

	Billions of Yen	
	Classification under the financial reconstruction law	
	Substandard Loans (d)	(a)+(b)+(d)
Mar. 2002	217.5	689.0
Sep. 2002	236.4	580.2
Mar. 2003	**196.5**	**402.2**

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loan	Total
Mar. 2002	47.2	424.4	471.6
Mar. 2003	**29.0**	**176.7**	**205.7**
New entry during FY2002	4.7	65.6	70.3
Final disposal during FY2002	-57.7	-278.5	-336.2
Category migration during FY2002	34.9	-34.9	-
Net	-18.2	-247.7	-265.9

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2002	70.1	273.7	343.8
Mar. 2003	**29.0**	**176.7**	**205.7**
New entry during 2HFY2002	1.8	44.3	46.1
Final disposal during 2HFY2002	-45.9	-138.3	-184.2
Category migration during 2HFY2002	3.0	-3.0	-
Net	-41.1	-97.0	-138.1

b. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sales	
					Sales to RCC
FY 2002	99.8	105.8	58.0	125.7	8.0
1HFY 2002	51.8	10.0	36.4	23.5	-

	Billions of Yen				
	Direct write-offs	Others			Total
			Collection/ repayment	Financial condition improvement	
FY 2002	-175.3	122.2	105.9	16.3	336.2
1HFY 2002	-23.7	53.9	45.5	8.4	152.0

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	FY2002		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	10.0	1	Sumitomo Construction Co., Ltd.
Based on private sector resolution guideline	-	-	-
Debt to equity swap	10.0	1	Sumitomo Construction Co., Ltd.
Preferred stock	-	-	-
Total	20.0	-	-

(*) Based on public announcement

(5) Cash reserve and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

	Cash reserve			**Cash reserve ratio**	
	Billions of Yen			Percentage Points	
	Mar. 2003	Sep. 2002		**Mar. 2003**	Sep. 2002
Loans to bankrupt and practically bankrupt debtors	**1.2**	3.4	against uncovered portion	**100.0%**	100.0%
Loans to doubtful debtors	**43.3**	71.6	*against uncovered portion*	**66.9%**	67.1%
Loans to substandard debtors	**41.8**	50.8	against uncovered portion	**50.7%**	49.0%
			against loan amount	**25.0%**	25.7%
Loans to special mention debtors (excl. Loans to substandard debtors)	**36.6**	23.8	against loan amount	**5.6%**	3.0%
Loans to ordinary debtors	**8.6**	8.2	against loan amount	**0.1%**	0.1%

Note: Cash reserve = General reserve or specific loan losses reserve

(6) Cash reserve for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserve (Billions of Yen)	Reserve ratio against uncovered portion
Mar. 2003	**3**	**8.6**	**48.5%**

4. Cross shareholdings

(1) Cross shareholdings (Market price available) (Consolidated)

	Billions of Yen		
	Cost base	Mark-to-market base	Tier I
Mar. 2002	995.1	943.9	734.1
Sep. 2002	840.3	722.1	774.5
Mar. 2003	**588.7**	**525.1**	**706.1**

(2) Unwinding of cross shareholdings (Cost base) (Non-consolidated)

	Billions of Yen
FY2002	325.3
2HFY2002	176.5
Projection for FY20031	50.0

(3) Losses on devaluation of stocks (Banking a/c and principle guaranteed trust a/c combined) (Non-consolidated)

	Billions of Yen	
	Net gains on stocks	
		Losses on devaluation of stocks
FY2002	-127.7	-100.9

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principle guaranteed trust a/c) (Non-consolidated)

	Billions of Yen
Mar. 2002	4,696.9
Mar. 2003	**4,562.0**

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
		Total amount	Risk managed loans			
			Restructured loans	Loans more than 3 months past due	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale, Retail and Restaurant (*)	Mar. 2002	888.6	29.2	1.0	5.8	10.0
	Mar. 2003	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
Wholesale and Retail (*)	Mar. 2002	n/a	n/a	n/a	n/a	n/a
	Mar. 2003	**912.3**	**24.3**	**0.3**	**4.0**	**6.2**
Construction	Mar. 2002	276.8	53.9	-	63.9	2.2
	Mar. 2003	**230.7**	**45.8**	**-**	**35.3**	**2.4**
Real Estate	Mar. 2002	1,431.2	30.1	-	301.7	3.4
	Mar. 2003	**1,125.2**	**41.4**	**0.4**	**111.4**	**8.2**
Finance and Insurance	Mar. 2002	2,338.3	1.4	-	2.7	1.7
	Mar. 2003	**2,602.2**	**0.4**	**-**	**2.0**	**0.3**

(*) New "Standard industrial classification in Japan (by Statistics Bureau)" was applied from Oct. 1, 2002.
New standard is used for the data as of Mar. 2003, and previous standard is used for the data as of Mar. 2002.

6. Dividend source for the public fund (Non-consolidated)

	Billions of Yen
Retained earnings available for dividend payment (*1)	79.4
Net unrealized gains on available-for-sale securities, net of tax (*2)	-11.7
Treasury stock	-4.3
Dividend source for the public fund	**63.3**
Annual dividend for public fund	0.7

(*1) Capital surplus (excl. additional paid in capital) + retained earnings (excl. legal retained earnings)

(*2) Net unrealized gains on available-for-sale securities: 19.8 billion yen

III. Supplementary information II

1. Return on equity (Non-consolidated)

		Yen		
		FY2002	FY2001	Change
Dividend per stock	Common stock	**3.00**	5.00	-2.00
	Preferred stock	**6.08**	6.08	-
Net income per common stock		**-39.50**	-29.69	-9.81
Return (Net business profit before trust a/c credit costs) on equity		**28.1%**	23.6%	4.5%
Return (Net business profit before credit costs) on equity		**29.0%**	24.7%	4.3%
Return (Net income) on equity		**-10.5%**	-7.1%	-3.4%
		Millions of Yen		
Total stockholders' equity (as of the end of FY2002)		**638,503**	651,997	-13,494
Net unrealized losses on available-for-sale securities, net of tax		**-11,790**	-57,149	45,358

2. Gross margins (Non-consolidated)

(1) Domestic banking a/c

	Percentage points		
	FY2002	FY2001	Change
Average yield on interest-earning assets (A)	**1.17**	1.21	-0.04
Loans and bills discounted (a)	**1.34**	1.39	-0.05
Bonds (b)	**0.89**	0.99	-0.10
Average yield on interest-bearing liabilities (B)	**0.38**	0.49	-0.11
Deposits (c)	**0.23**	0.33	-0.10
Gross margin (A) - (B)	**0.79**	0.72	0.07
Loan-deposit margin (a) - (c)	**1.11**	1.06	0.05

(2) Domestic three major a/c (*)

	Percentage points		
	FY2002	FY2001	Change
Average yield on interest-earning assets (A)	**1.22**	1.30	-0.08
Loans and bills discounted (a)	**1.41**	1.45	-0.04
Bonds (b)	**1.04**	1.14	-0.10
Average yield on interest-bearing liabilities (B)	**0.27**	0.34	-0.07
Deposits (c)	**0.17**	0.25	-0.08
Gross margin (A) - (B)	**0.95**	0.96	-0.01
Loan-deposit margin (a) - (c)	**1.24**	1.20	0.04

(*) Banking a/c and principal guaranteed trust a/c (Loan trust a/c and money trust a/c)

3. Breakdown of gains/ losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	FY2002	FY2001	Change
Net gains on bonds	**-828**	25,825	-26,654
Gains on sale of bonds	**117,829**	65,814	52,014
Gains on redemption of bonds	**-**	-	-
Losses on sale of bonds	**116,582**	35,307	81,274
Losses on redemption of bonds	**2,073**	1,037	1,036
Losses on devaluation of bonds	**2**	3,643	-3,641

(2) Stock related

	Millions of Yen		
	FY2002	FY2001	Change
Net gains on stocks	**-127,782**	-110,122	-17,659
Gains on sale of stocks	**14,238**	23,735	-9,497
Losses on sale of stocks	**41,024**	24,882	16,141
Losses on devaluation of stocks (*)	**100,996**	108,976	-7,979

(*) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2003 (the closing month of FY2002).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			94,131
Stocks of special mention or worse debtors		761	756

4. *Unrealized gains/ losses on financial derivatives*

(1) Unrealized gains/ losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Interest related	**4,451**	-4,644	9,096
Interest swaps	**1,733**	-4,910	6,644
Stock related	**36**	19	16
Bond related	**-285**	-317	32
Currency related	**3,276**	3,612	-335
Credit derivative	**-179**	-	-179
Total	**7,299**	-1,330	8,629

(Non-consolidated)

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Interest related	**4,469**	-3,763	8,233
Interest swaps	**1,751**	-4,030	5,781
Stock related	**36**	19	16
Bond related	**-285**	-317	32
Currency related	**3,276**	3,480	-203
Credit derivative	**-179**	-	-179
Total	**7,317**	-581	7,899

(2) Derivatives accounted on the accrual basis (Hedge a/c)

(Non-consolidated)

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Interest related	**-36,142**	-61,145	25,003
Interest swaps	**13,951**	-61,336	75,287
Stock related	**-**	-	-
Bond related	**133**	5,726	-5,592
Total	**-36,008**	-55,419	19,410

5. General & administrative expenses (Non-consolidated)

	Millions of Yen			
	FY2002	FY2001	Change	Projection for FY2002 (*1)
General & administrative expenses	**116,378**	121,493	-5,115	123,800
Personnel expenses	**47,401**	49,289	-1,888	48,000
Non-personnel expenses excluding taxes	**63,905**	66,870	-2,965	69,800
Taxes other than income tax	**5,071**	5,334	-262	6,000

(*1) Projection in the "Plan for restoring sound management"

6. Number of directors and employees (Non-consolidated)

	Mar. 2003	Mar. 2002	Change	Projection for Mar. 2003 (*1)
Number of directors and auditors	**18**	18	-	18
Auditors	**5**	5	-	5
Number of employees (*2)	**4,991**	5,154	-163	5,100

(*1) Projection in the "Plan for restoring sound management"

(*2) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Mar. 2003	Mar. 2002	Change	Projection for Mar. 2003 (*1)
Number of domestic branches (*2)	**51**	53	-2	51
Number of overseas branches (*3)	**3**	4	-1	4
Number of overseas subsidiaries (*4)	**3**	3	-	3

(*1) Projection in the "Plan for restoring sound management"

(*2) Excluding satellite offices

(*3) Excluding representative offices

(*4) Excluding special purpose companies

8. Employee retirement benefit

(1) Retirement benefit obligation

(Non-consolidated)

		Millions of Yen		
		Mar. 2003	Mar. 2002	Change
Pension benefit obligation	(A)	**161,340**	160,621	718
(Discount rate)		**(3.0%)**	(3.0%)	-
Total value of plan assets	(B)	**157,915**	122,917	34,998
Reserve for employee retirement benefits	(C)	**315**	817	-501
Advance benefit paid	(D)	**78,943**	21,675	57,268
Unrecognized plan assets	(E)	**1,781**	-	1,781
Unrecognized net transition obligation	(F)	**7,319**	10,979	-3,659
Unrecognized prior service obligation	(G)	**2,360**	4,181	-1,821
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**74,154**	43,401	30,753

(Consolidated)

		Millions of Yen		
		Mar. 2003	Mar. 2002	Change
Pension benefit obligation	(A)	**163,815**	162,831	984
(Discount rate)		**(3.0%)**	(3.0%)	-
Total value of plan assets	(B)	**158,427**	123,429	34,997
Reserve for employee retirement benefits	(C)	**2,279**	2,515	-235
Advance benefit paid	(D)	**78,943**	21,675	57,268
Unrecognized plan assets	(E)	**1,781**	-	1,781
Unrecognized net transition obligation	(F)	**7,319**	10,979	-3,659
Unrecognized prior service obligation	(G)	**2,360**	4,181	-1,821
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**74,154**	43,401	30,753

(2) Retirement Benefit Expenses

(Non-consolidated)

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Retirement benefit expenses	**14,029**	10,836	3,192
Service cost-benefits earned	**3,954**	4,033	-78
Interest cost on projected benefit obligation	**4,808**	5,352	-543
Expected return on plan assets	**-5,903**	-6,521	618
Amortization of net transition obligation	**3,659**	3,659	-
Amortization of unrecognized prior service cost	**448**	298	149
Amortization of unrecognized net actuarial losses	**4,573**	2,337	2,236
Others (additional benefit at retirement etc.)	**2,487**	1,676	811

(Consolidated)

	Millions of Yen		
	Mar. 2003	Mar. 2002	Change
Retirement benefit expenses	**14,620**	11,543	3,077

9. Risk managed loans

(1) Banking a/c (Non-consolidated)

		Millions of Yen				
		Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Risk managed loans	Loans in bankruptcy proceedings	**14,670**	9,513	13,146	5,157	1,524
	Other delinquent loans	**164,490**	288,989	392,725	-124,498	-228,234
	Loans more than 3 months past due	**1,199**	4,356	2,534	-3,156	-1,334
	Restructured loans	**155,410**	162,188	145,990	-6,778	9,420
	Total Loans under risk management	**335,771**	465,048	554,395	-129,276	-218,624

(*) Partial direct write-offs: Mar. 2003: 151.6 billion yen, Sep. 2002: 256.3 billion Yen, Mar. 2002: 277.0 billion Yen

	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Total loan balance	**9,168,024**	9,005,920	8,918,757	162,104	249,266

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.16**	0.11	0.15	0.05	0.01
	Other delinquent loans	**1.79**	3.21	4.40	-1.42	-2.61
	Loans more than 3 months past due	**0.01**	0.05	0.03	-0.04	-0.02
	Restructured loans	**1.70**	1.80	1.64	-0.10	0.06
	Total Loans under risk management	**3.66**	5.16	6.22	-1.50	-2.56

(2) Principal guaranteed trust a/c (Non-consolidated)

		Millions of Yen				
		Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Risk managed loans	Loans in bankruptcy proceedings	**5,847**	5,806	6,441	41	-593
	Other delinquent loans	**18,078**	35,364	54,580	-17,286	-36,502
	Loans more than 3 months past due	**1,519**	2,691	538	-1,171	981
	Restructured loans	**38,373**	67,205	68,403	-28,831	-30,030
	Total Loans under risk management	**63,819**	111,067	129,964	-47,248	-66,144

	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Total loan balance	**1,543,950**	1,758,559	1,879,071	-214,609	-335,121

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.38**	0.33	0.34	0.05	0.04
	Other delinquent loans	**1.17**	2.01	2.90	-0.84	-1.73
	Loans more than 3 months past due	**0.10**	0.15	0.03	-0.05	0.07
	Restructured loans	**2.49**	3.82	3.64	-1.33	-1.15
	Total Loans under risk management	**4.13**	6.32	6.92	-2.19	-2.79

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Risk managed loans	Loans in bankruptcy proceedings	**20,518**	15,319	19,587	5,198	930
	Other delinquent loans	**182,569**	324,354	447,306	-141,784	-264,736
	Loans more than 3 months past due	**2,719**	7,048	3,072	-4,328	-353
	Restructured loans	**193,784**	229,394	214,393	-35,609	-20,609
	Total Loans under risk management	**399,591**	576,116	684,360	-176,524	-284,768
Total Loan Balance		**10,711,974**	10,764,479	10,797,829	-52,504	-85,854

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.19**	0.14	0.18	0.05	0.01
	Other delinquent loans	**1.70**	3.01	4.14	-1.31	-2.44
	Loans more than 3 months past due	**0.03**	0.07	0.03	-0.04	0.00
	Restructured loans	**1.81**	2.13	1.99	-0.32	-0.18
	Total Loans under risk management	**3.73**	5.35	6.34	-1.62	-2.61

(4) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Risk managed loans	Loans in bankruptcy proceedings	**20,760**	15,652	19,843	5,107	916
	Other delinquent loans	**184,231**	325,920	449,143	-141,688	-264,912
	Loans more than 3 months past due	**3,157**	8,780	5,529	-5,623	-2,371
	Restructured loans	**193,784**	229,394	214,418	-35,609	-20,633
	Total Loans under risk management	**401,933**	579,747	688,934	-177,814	-287,001
(*) Partial direct write-offs: Mar. 2003: 157.4 billion Yen, Sep.2002: 262.5 billion Yen, Mar.2002: 281.8 billion Yen						
Total Loan Balance		**10,687,105**	10,742,310	10,801,536	-55,204	-114,430

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.19**	0.15	0.18	0.04	0.01
	Other delinquent loans	**1.72**	3.03	4.16	-1.31	-2.44
	Loans more than 3 months past due	**0.03**	0.08	0.05	-0.05	-0.02
	Restructured loans	**1.81**	2.14	1.99	-0.33	-0.18
	Total Loans under risk management	**3.76**	5.40	6.38	-1.64	-2.62

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002
Loans in bankrupt / practically bankrupt	112.1	82.7	89.9	38.4
Doubtful loan	614.7	377.5	277.7	240.2
Total	726.8	460.2	367.6	278.6

	Billions of Yen		
	Sep.2002	Mar. 2003	Change from Sep. 2002
Loans in bankrupt / practically bankrupt	55.9	14.3	-41.6
Doubtful loan	159.4	72.7	-86.7
Total	215.3	**86.9**	**-128.3**
		(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2002	
Liquidation	48.0	
Reconstruction	80.6	
Financial condition improvement along with reconstruction	-	
Outright sale	98.7	
Direct write-off	-146.4	
Others	47.4	
Collection/ repayment	41.7	
Financial condition improvement	5.7	
Total	**128.3**	**(B)**

c. In the process of final disposal (out of **(A)**)

	Billions of Yen
	2HFY2002
Legal liquidation	12.7
Quasi legal liquidation	2.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.7
Entrusted to RCC	71.0
Total	86.6

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2001	Sep.2001	Mar. 2002	Sep.2002
Loans in bankrupt / practically bankrupt	2.7	0.7	1.3	7.4
Doubtful loan	34.5	29.4	26.4	5.5
Total	37.2	30.1	27.6	12.8

	Billions of Yen	
	Mar. 2003	Change from Sep. 2002
Loans in bankrupt / practically bankrupt	6.4	-1.0
Doubtful loan	5.2	-0.3
Total	**11.6**	**-1.2**
	(C)	**(D)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2002
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sale	0.0
Direct write-off	-0.2
Others	1.4
Collection/ repayment	1.4
Financial condition improvement	-
Total	**1.2** (D)

c. In the process of final disposal (out of **(C)**)

	Billions of Yen
	2HFY2002
Legal liquidation	1.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	1.2

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Sep. 2001	Mar. 2002	Sep.2002
Loans in bankrupt / practically bankrupt	3.4	2.8	1.5
Doubtful loan	54.6	46.1	33.9
Total	58.0	48.9	35.4

	Billions of Yen	
	Mar. 2003	Change from Sep.2002
Loans in bankrupt/ practically bankrupt	2.7	1.2
Doubtful loan	22.5	-11.3
Total	**25.2**	**-10.1**
	(E)	**(F)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2002
Liquidation	-
Reconstruction	0.3
Financial Condition improvement along with Reconstruction	-
Outright Sale	-
Direct Write-off	3.9
Others	5.9
Collection/Repayment	5.4
Financial Condition Improvement	0.6
Total	**10.1** (F)

c. In the process of final disposal (out of **(E)**)

	Billions of Yen
	2HFY2002
Legal liquidation	2.7
Quasi legal liquidation	-
Divided into good company and bad company	5.9
Residual of small amount loans after partial write-offs	0.0
Entrusted to RCC	-
Total	8.6

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2002	Sep.2002	Mar. 2003	Change from Sep. 2002
Loans in bankrupt / practically bankrupt	4.8	2.5	2.1	-0.4
Doubtful loan	111.7	53.7	17.0	-36.7
Total	116.5	56.1	**19.1**	**-37.1**
			(G)	**(H)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2002	
Liquidation	-	
Reconstruction	14.9	
Financial condition improvement along with reconstruction	21.6	
Outright sale	2.5	
Direct write-off	-12.7	
Others	10.8	
Collection/ repayment	10.3	
Financial condition improvement	0.5	
Total	**37.1**	**(H)**

c. In the process of final disposal (out of **(G)**)

	Billions of Yen
	2HFY2002
Legal liquidation	0.9
Quasi legal liquidation	-
Divided into good company and bad company	7.6
Residual of small amount loans after partial write-offs	1.1
Entrusted to RCC	-
Total	9.7

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Sep.2002	Mar. 2003	Change from Sep. 2002
Loans in bankrupt / practically bankrupt	2.9	1.8	-1.1
Doubtful loan	21.3	14.9	-6.4
Total	24.2	**16.7**	**-7.4**
		(I)	**(J)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2002
Liquidation	-
Reconstruction	-
Financial Condition improvement along with Reconstruction	-
Outright Sale	0.9
Direct Write-off	3.8
Others	2.7
Collection/Repayment	1.6
Financial Condition Improved	1.1
Total	**7.4** (J)

c. In the process of final disposal (out of **(I)**)

	Billions of Yen
	2HFY2002
Legal liquidation	1.8
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	2.0

(6) New entry to doubtful or worse categories during 2HFY2002

a. Outstanding amount

	Billions of Yen
	Mar. 2003
Loans in bankrupt / practically bankrupt	**1.8**
Doubtful loan	**44.3**
Total	**46.1**
	(K)

(7) Historical balance of doubtful or worse loans

	Billions of Yen				
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002	Sep.2002
Loans in bankrupt/ practically bankrupt	112.1	85.4	93.9	47.2	70.1
Doubtful loan	614.7	412.0	361.8	424.4	273.7
Total	726.8	497.5	455.7	471.6	343.8

	Billions of Yen		
	Mar. 2003	Change	
Loans in bankrupt / practically bankrupt	29.0	-41.1	
Doubtful loan	176.7	-97.0	(L)=(A)+(C)+(E)+(G)+(I)+(K)
Total	**205.7**	**-138.1**	(M)=(B)+(D)+(F)+(H)+(J)+(K)
	(L)	**(M)**	

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2003				Mar. 2002		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar.2002	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**8,760,658**	**1,761,904**	**10,522,563**	82,768	8,467,213	1,972,582	10,439,795
(excl. Offshore)							
Manufacturing	**1,334,972**	**154,067**	**1,489,040**	56,193	1,286,448	146,398	1,432,847
Agriculture	**1,465**	**-**	**1,465**	747	718	-	718
Forestry	**799**	**-**	**799**	-122	921	-	921
Fishing	**1,725**	**-**	**1,725**	785	440	500	940
Mining	**4,686**	**410**	**5,096**	-568	5,124	540	5,664
Construction	**180,224**	**50,502**	**230,726**	-46,078	223,678	53,126	276,804
Energy and utilities	**157,828**	**164,705**	**322,533**	68,279	66,609	187,645	254,254
Transportation and communication	**n/a**	**n/a**	**n/a**	-801,398	539,150	262,248	801,398
Communication	**297,687**	**9,974**	**307,660**	307,660	n/a	n/a	n/a
Transportation	**489,442**	**243,604**	**733,046**	733,046	n/a	n/a	n/a
Wholesale, retail and restaurant	**n/a**	**n/a**	**n/a**	-888,660	796,095	92,565	888,660
Wholesale and retail	**850,035**	**62,303**	**912,339**	912,339	n/a	n/a	n/a
Finance and insurance	**2,215,804**	**386,477**	**2,602,282**	263,960	1,989,447	348,876	2,338,322
Real estate	**920,789**	**204,468**	**1,125,256**	-306,024	1,127,213	304,066	1,431,280
Services	**n/a**	**n/a**	**n/a**	-1,481,400	1,243,620	237,780	1,481,400
Various services	**1,150,468**	**187,062**	**1,337,530**	1,337,530	n/a	n/a	n/a
Others	**1,154,735**	**298,332**	**1,453,066**	-73,522	1,187,750	338,838	1,526,588
Overseas branches and offshore	**407,365**	**-**	**407,365**	-44,179	451,544	-	451,544
Total	**9,168,024**	**1,761,904**	**10,929,929**	38,590	8,918,757	1,972,582	10,891,340

(2) Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2003				Mar. 2002		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar.2002	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**313,257**	**63,819**	**377,077**	-286,908	534,021	129,964	663,986
(excl. Offshore)							
Manufacturing	**13,035**	**1,490**	**14,525**	-3,025	15,351	2,198	17,550
Agriculture	**-**	**-**	**-**	-	-	-	-
Forestry	**-**	**-**	**-**	-	-	-	-
Fishing	**-**	**-**	**-**	-	-	-	-
Mining	**-**	**-**	**-**	-	-	-	-
Construction	**69,709**	**13,855**	**83,565**	-36,637	98,683	21,519	120,202
Energy and utilities	**-**	**-**	**-**	-	-	-	-
Transportation and communication	**n/a**	**n/a**	**n/a**	-13,609	10,339	3,270	13,609
Communication	**58**	**37**	**96**	96	n/a	n/a	n/a
Transportation	**7,604**	**2,611**	**10,215**	10,215	n/a	n/a	n/a
Wholesale, retail and restaurant	**n/a**	**n/a**	**n/a**	-46,357	40,002	6,354	46,357
Wholesale and retail	**31,872**	**3,154**	**35,027**	35,027	n/a	n/a	n/a
Finance and insurance	**2,368**	**501**	**2,869**	-3,008	4,329	1,549	5,878
Real estate	**142,322**	**19,275**	**161,598**	-173,721	293,200	42,119	335,320
Services	**n/a**	**n/a**	**n/a**	-70,457	51,369	19,088	70,457
Various services	**33,375**	**14,744**	**48,120**	48,120	n/a	n/a	n/a
Others	**12,909**	**8,148**	**21,057**	-33,550	20,744	33,864	54,608
Overseas branches and offshore	**22,514**	**-**	**22,514**	2,139	20,374	-	20,374
Total	**335,771**	**63,819**	**399,591**	-284,768	554,395	129,964	684,360

(*)Trust a/c is principal guaranteed trust a/c

(**) New "Standard industrial classification in Japan (by Statistics Bureau)" was applied from Oct. 1, 2002.
New standard is used for the data as of Mar. 2003, and previous standard is used for the data as of Mar. 2002.

12. Overseas loan portfolio (Non-consolidated)

(1) Overseas loan exposures by borrowers' location

	Millions of Yen				
	Mar. 2003			Mar. 2002	Change from Mar. 2002
	Total	Japanese affiliates	Non-Japanese		
North America	**202,443**	**86,218**	**116,224**	232,749	-30,306
Europe	**99,961**	**38,561**	**61,400**	110,695	-10,734
Asia	**104,158**	**79,703**	**24,454**	109,588	-5,429

(2) Risk managed loan by borrowers' location

	Millions of Yen				
	Mar. 2003			Mar. 2002	Change from Mar. 2002
	Total	Japanese affiliates	Non-Japanese		
North America	**11,623**	5,367	6,255	6,580	5,042
Europe	**4,785**	-	4,785	6,766	-1,980
Asia	**10,375**	719	9,655	9,612	762

13. Reserve for possible loan losses

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Reserve for possible loan losses	**136,094**	161,438	217,066	-25,344	-80,972
General reserve	**87,534**	83,000	82,398	4,534	5,136
Specific loan loss reserve	**47,658**	77,356	133,435	-29,698	-85,777
Reserve for loans to borrowers in specific foreign countries	**900**	1,081	1,231	-180	-330
Reserve for possible losses on loans sold	-	-	250	-	-250
Loans to CCPC	**255**	255	1,646	-	-1,391

(2) Banking a/c (Consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Reserve for possible loan losses	**139,060**	165,141	221,562	-26,081	-82,501
General reserve	**88,243**	83,961	84,031	4,281	4,211
Specific loan loss reserve	**49,915**	80,098	136,298	-30,182	-86,382
Reserve for loans to borrowers in specific foreign countries	**900**	1,081	1,231	-180	-330
Reserve for possible losses on loans sold	-	-	250	-	-250

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Reserve for loan trust	**12,003**	15,191	18,621	-3,187	-6,618
Reserve for jointly-operated money trust	**844**	937	731	-92	112
Total	**12,847**	16,128	19,353	-3,280	-6,505

14. Balances of major accounts (Banking a/c) (Non-consolidated)

		Millions of Yen				
		Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Deposits	(Ending balance)	**8,689,399**	8,434,581	8,141,452	254,817	547,946
	(Average balance)	**8,187,326**	8,077,708	7,636,766	109,618	550,560
Loans	(Ending balance)	**9,168,024**	9,005,920	8,918,757	162,104	249,266
	(Average balance)	**8,838,309**	8,719,112	8,490,497	119,197	347,812

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Individuals	**5,395,585**	5,029,757	4,587,531	365,827	808,053
Corporate	**2,315,006**	2,141,956	2,190,106	173,049	124,900
Total	**7,710,591**	7,171,714	6,777,638	538,877	932,953

* Excluding NCD and offshore accounts

15. Balance of major account (Principal guaranteed trust a/c)

			Millions of Yen				
			Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Principal	Money trust	Ending balance	**968,763**	985,256	913,544	-16,493	55,218
		Average balance	**996,519**	1,037,173	943,592	-40,653	52,926
	Loan trust	Ending balance	**2,110,727**	2,498,355	3,154,240	-387,628	-1,043,513
		Average balance	**2,557,960**	2,816,169	3,839,456	-258,209	-1,281,496
	Total	Ending balance	**3,079,490**	3,483,612	4,067,785	-404,121	-988,294
		Average balance	**3,554,479**	3,853,343	4,783,049	-298,863	-1,228,570
Loans	Money trust	Ending balance	**280,574**	311,468	243,028	-30,894	37,545
		Average balance	**304,596**	301,255	240,214	3,341	64,381
	Loan trust	Ending balance	**1,263,376**	1,447,090	1,636,042	-183,714	-372,666
		Average balance	**1,474,071**	1,539,883	1,773,435	-65,812	-299,363
	Total	Ending balance	**1,543,950**	1,758,559	1,879,071	-214,609	-335,121
		Average balance	**1,778,668**	1,841,139	2,013,650	-62,471	-234,981

<Ending principal balance classified by customers>

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Individuals	**2,423,465**	2,780,553	3,065,240	-357,087	-641,774
Corporate	**655,998**	703,032	1,002,460	-47,033	-346,462
Others	**26**	26	83	-	-57
Total	**3,079,490**	3,483,612	4,067,785	-404,121	-988,294

16. Loans and consumer-loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Percentage to total loan balance	**43.3**	43.2	44.9	0.1	-1.6
Loan balance	**4,562,023**	4,522,423	4,696,962	39,600	-134,939

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Millions of Yen				
	Mar. 2003	Sep. 2002	Mar. 2002	Change from Sep. 2002	Change from Mar. 2002
Residential mortgage loans	**788,348**	747,186	749,030	41,161	39,318
Other consumer loans	**430,584**	462,661	446,132	-32,076	-15,547
Total	**1,218,933**	1,209,847	1,195,162	9,085	23,771

The Sumitomo Trust & Banking Co., Ltd.

May 26, 2003

Issuance of Stock Purchase Warrants for Implementing Stock Option Plan

It has been resolved at the Board of Directors' Meeting held on the above date that, subject to the approval at the 132nd Shareholders' Meeting (hereinafter, "the Meeting") to be held on June 27, 2003, The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "the Bank") will grant Stock Purchase Warrants (hereinafter, "the Warrant" or "the Warrants") pursuant to the Articles 280-20 and 280-21 of the Commercial Code of Japan in order to implement a new stock option plan.

I. Objective of issuing the Warrants with favorable conditions to non-stock holders

To provide an additional incentive plan to members of the Directors, Executive Officers and employees, for the purpose of raising their morale, improving the Bank's performance, and ultimately promoting the interests of the Bank's shareholders from the viewpoint of the corporate value maximization.

II. Summary of the Warrants

1. Underlying asset of the Warrants

   Par value shares of Common Stock of the Bank (hereinafter "the Shares")

2. The number of the Shares to be issued with the exercise of the Warrants

   Up to 1,500,000 in total. The number is to be adjusted in accordance with the formula below, if either stock splits or stock reverse splits should occur. The adjustment is to be made only with respect to the number of the Shares the Warrants of which remain unexercised. Any fraction less than one (1) share as a result of the calculation below shall be rounded down to the nearest one (1) share.

$$\text{Number after adjustment} = \text{Number before adjustment} \times \text{Ratio of stock splits or stock reverse splits}$$

In addition, the Bank may adjust the number when (a) the Warrants are succeeded to a new company by virtue of the Bank's merger or consolidation with other firms, (b) the Bank becomes a parent company by virtue of share exchanges, or (c) the Bank splits itself up.

3. The total number of the Warrants

   Up to 1,500 in total. (The maximum number of shares to be issued with respect to one (1) Warrant is 1,000. However, adjustment of the number in accordance with the formula II.2. above shall be made, if either stock splits or stock reverse splits should occur.)

4. Warrant price

   The Warrants are gratis.

5. The amount to be paid by the Warrant holders with the exercise of the Warrants (hereinafter, "the Amount")

   i) The Amount is obtained by multiplying the price to be paid for each share as is determined in the following manner by the number of the Shares for one (1) Warrant:

      The exercise price for each share shall be the amount obtained by multiplying the daily average of closing prices of the Shares of the Bank at the Tokyo Stock Exchange during the month preceding the month in which the Warrants are granted (excluding the days on which no trade is made) by 1.05. Any fraction less than one (1) yen as a result of the above calculation shall be rounded up to the nearest one (1) yen. Provided, however, that if the amount thus calculated is lower than the closing price of Shares of the Bank at the Tokyo Stock Exchange on the day on which the Warrants are issued, the price to be paid shall be such closing price.

   ii) If the Bank issues new shares at a price lower than the current market price by virtue of stock splits, stock reverse sprits, or allotment, the exercise price shall be subject to adjustment in accordance with the following formula. Any fraction less than one (1) yen as a result of such adjustment shall be rounded up to the nearest one (1) yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares already isued} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount to be paid per share}}{\text{Current market price per share before stock splits, stock reverse splits, or new issuance}}}{\text{Number of shares already issued} + \text{Number of shares increased due to stock splits or new issuance, or number of shares decreased due to stock reverse splits}}$$

iii) In addition, the price to be paid may be adjusted when (a) the Warrants are succeeded to a new company by virtue of the Bank's merger or consolidation with other firms, (b) the Bank becomes a parent company by virtue of share exchanges, or (c) the Bank splits itself up.

6. Exercise Period of the Warrant

From July 1, 2005 to June 30, 2007

7. Terms and Conditions of Warrant exercise

i) Warrant holders may exercise the Warrant at any time during the Warrant exercise period.

ii) In the case of the death of Warrant holders, the exercise thereof by their heirs is not permitted. (The Warrants are not inheritable).

iii) The Warrants may not be pledged, nor disposed of for any purpose.

iv) Other terms and conditions are to be proposed and resolved at the Meeting held in June 2003 and at the following Board of Directors' Meeting of the Bank, and to be stipulated in the "Warrant-granting agreement" entered into between the Bank and each Warrant holder.

8. Terms and conditions for extinguishment of the Warrants

i) The Bank may extinguish the Warrants at no expense when, at a Shareholders' Meeting, an article of (a) a merger proposal rendering the Bank a defunct company, (b) a share-exchange proposal rendering the Bank a subsidiary, or (c) a stock transfer proposal, is approved.

ii) A Warrant holder may extinguish his Warrant at no expense when his right thereto expires owing to a failure to meet either 7. i) or 7. iv) above. However, all the process necessary for the extinguishment may be taken and completed after the execution period provided in 7. above expires.

9. Non-assignability of the Warrant

The Warrants may not be assigned without the approval of the Board of Directors' Meeting of the Bank.

(Note) The issuance of Warrants as detailed above is conditioned on the approval at the Meeting to be held on June 27, 2003.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

May 27, 2003

The Sumitomo Trust & Banking Co., Ltd.

Financial Support to Kumagai Gumi Co., Ltd.

The Sumitomo Trust & Banking ('Sumitomo Trust") hereby notifies its decision to grant a financial support as mentioned below to Kumagai Gumi Co., Ltd. ("Kumagai Gumi"), in response to its request described in the "New management restructuring plan for coming 3 years."

1. Profile of Kumagai Gumi

Name:	Kumagai Gumi Co., Ltd.
Address:	2-1, Tsukudo-Cho, Shinjuku-Ku, Tokyo, Japan
Representative:	Kazutoshi Torikai
Capital:	33,411 million yen
Business:	Construction

2. Contents of Financial Support

Debt forgiveness:	6.4 billion yen
Assumption of stock:	4.4 billion yen

3. Impact on Sumitomo Trust's financial results

   With appropriate reserve for the financial support above, this matter will not bear any impact on Sumitomo Trust's forecasts for the financial results of fiscal year 2003

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654